FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of March 09, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: March 09, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

TAG Oil Ltd. Proposes Stock Split

Calgary, Alberta - March 9, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB:TAGOF) has called a Special Meeting of Shareholders to be held on April 7, 2004 in Vancouver, British Columbia. In an effort to enhance liquidity and potential financing opportunities, shareholders of record on March 5, 2004 will be requested to authorize Management, in its discretion, to implement a forward split of the outstanding issued common shares at a ratio of one old common share forward split into either one and a half, two or three new common shares, as and if deemed necessary by Management. Meeting proxy materials are available for review at the Canadian regulatory website at www.SEDAR.com. For more information on TAG Oil Ltd. contact Drew Cadenhead, President and C.E.O., at (403) 770-1934, or Garth Johnson, C.F.O. at (604) 682-6496, or visit our website at www.tagoil.com.

This material may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.